FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

 The following item is hereby incorporated by reference in the following Abbey National plc Registration Statement (File No. 333-115024).

Abbey shows strength in volatile market

London, 29th July 2008

This statement provides a summary of the business and financial trends for the six months to 30 June 2008. Unless otherwise stated, the trading1 results of Abbey are compared to equivalent results for 2007.

The first half 2008 results of Santander are also released today and can be found on www.santander.com. Abbey’s results, on a Group basis, are included within Santander’s financial statements.

Highlights

•	statutory profit before tax and trading profit before tax significantly ahead of the same period in 2007;
•

trading income in the first half was well ahead of last year, with income growth accelerating since Q1 2008 and growth stronger than consensus for peers. This result was driven by a strong performance across all four business divisions: Retail Banking, Private Banking, Corporate Banking and Global Banking and Markets;

•

mortgage balances were up 13% compared to the same period in 2007. The growth in net mortgage lending can be attributed to a strong performance in both retention activity and gross lending volumes. In the first half of 2008, Abbey took the opportunity to write lower LTV new business whilst achieving new business margins that were considerably higher than those in the same period in 2007;

•

Abbey’s estimated net lending market share of c.26% in the first half was significantly higher than stock share. This share performance was in part impacted by the withdrawal of other providers from the market, with a lower share expected in the remaining part of the year;

•

trading expenses slightly ahead, impacted by investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking which are contributing to good income growth. Operating jaws at the half year were c.8%;

•

resilient retail balance sheet performance reflecting Abbey's strong retail funding mix (c.60% customer deposit based, c.10% of Retail and Corporate assets are funded by wholesale short term funding) . Deposit flows were well ahead of the first half in 2007, up over 50%, and in the second quarter of 2008 were more than double the first quarter. Abbey expects to see this momentum to continue in the second half of the year with a strong range of fixed rate bonds and Instant Access Saver accounts;

•

trading provisions increased in-line with asset growth, with provisions performance continuing to be underpinned by prudent lending criteria with increased secured coverage ratios and overall coverage ratios significantly above UK peers; and

•	trading cost to income ratio of 46.6% (H1 2007: 50.2%) now in line with the average of the sector, and Abbey continues to move towards the best in class in the sector.

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Chief Executive’s Update

“Since September 2006, we have been managing the profitability of our mortgage business, carefully maintaining a balance between the margin of new business, prudent lending criteria and our market share aspirations. We held back our market share during the first-half of last year when the market was writing low margin and higher-risk business. Since then the market has reduced and we have taken the opportunity to take higher margin, low-risk business, and at the same time improving our customer retention.

As a consequence, Abbey's net lending has increased significantly against the same period last year driven by strong performances in both retention activity and gross lending volumes. Our profitable lending growth has been balanced with a prudent risk approach targeting lower LTV business and continued reduction of our unsecured portfolio.

We have a high quality risk profile as Abbey's mortgage book is made up of prime-residential lending. The quality of our lending will continue to be based on affordability and robust risk management. In the first-half we have focused on lower loan-to-value business, which was tightened further in Q2 with only 1 per cent of our new mortgage lending written above 90 per cent LTV.

Our lending growth has been largely funded by an increase in deposits with significant inflows from our Retail and Private Banking businesses. In addition, we have taken the opportunity to reduce assets in our Global Banking and Markets operations to fund our Retail growth. This active funding allocation strategy continues to serve Abbey well in a challenging market and has allowed us to maintain stable short-term funding requirements throughout the first half.

Our revenue growth has improved again, with costs only slightly ahead of last year, and we expect our operating jaws to be significantly ahead of our UK peers. Our cost to income ratio is now 46.6% and we will move to below the sector average by the end of this year.

Our improved efficiency means that we can continue to offer customers increasingly competitive products, reflecting their desire for longer-term certainty, in mortgages, structured savings and investment products. This will in-turn improve customer loyalty. In the first six months of the year, we launched innovative, value-for-money products such as our Instant Access Savings Account, our 8% Switcher bank account and Zero-fee credit card.

Abbey continues to benefit from and to leverage the scale, expertise and backing of Santander’s global businesses. We've also had significant success expanding our corporate banking business and have started a project to build a full service small and medium-size enterprise (SME) operation that will ultimately enable us to compete for the UK's mid-corporate banking business.

Earlier in July, Santander announced its intention to acquire Alliance & Leicester (A&L). The offer has been recommended by A&L’s board and it is anticipated that the deal will complete around October. The deal will increase Santander’s branch footprint in the UK by over 250 branches, accelerate commercial banking plans and bring an additional 5 million personal customers to the bank.

Abbey and Santander have a proven and successful business model. We will continue to grow our business in a balanced and prudent way based on a strong relationship with our customers and broad product offering. This month, Euromoney magazine named Abbey as “Best Bank in the UK” over the last year. The award is a clear endorsement of Santander's highly-successful turnaround of Abbey and clearly shows we are well-progressed in our goal of becoming the best commercial bank in the UK.”

António Horta-Osório, Chief Executive

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Financial results

Trading income:

Net interest income was significantly ahead of the first half in 2007. Retail Banking net interest income was up, despite challenging market conditions, reflecting robust asset and customer deposit growth of 12% and 7% respectively. Deposit related income was particularly strong, in part benefiting from bank account growth and strong margin management over the last 18 months. Performance in mortgage lending in the first half was also strong, taking advantage of favourable pricing conditions, and focusing on high quality prime residential lending at lower LTV.

Non-interest income was slightly ahead compared to the first half in 2007. Despite difficult market conditions, Retail achieved improved cross-sale performance increasing commission from credit cards and investments, with success in these areas offset by continued pressure on mortgage redemption and current account charges. Private Banking was ahead due to improved fee performance in James Hay, and Corporate Banking performance was ahead driven by a prudent lending approach whilst taking advantage of opportunities in the market. Global Banking and Markets was slightly ahead of last year, with steady growth despite a difficult market environment.

Trading expenses:

Trading expenses were slightly ahead, impacted by investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking.

Trading provisions:

The provision charge has increased in line with asset growth, with unsecured performance improving and secured performance showing a slight deterioration as anticipated due to tighter market conditions. These trends are expected to continue into the second half of the year.

The increase in mortgage charge is primarily driven by higher average losses on possessions due to the weaker housing market. The volume of arrears and possessions, however, has been more subdued with default levels remaining relatively stable.

The stock of properties in possession increased slightly to 589 (Q1 08: 625, H1 07: 516) albeit from historically low levels. In terms of 3 month plus arrears, the increase to 8,316 (Q1 08: 8,195, H1 07: 7,053) was anticipated following base rate rises. Abbey remains significantly better than the industry based on the most recent CML figures for both and Abbey’s book of prime lending stock is performing well compared to its competitors.

Credit quality remains strong, with the average loan to value (LTV) on new business completions and stock at 67% (H1 2007: 64%) and 50% (H1 2007: 43%) respectively, in line with overall movement in house prices. In the second quarter, only 1% of new business had an LTV of greater than 90% and, on average, the LTV of approvals declined from 67% to 63%.

Reorganisation expenses and other charges:

Restructuring costs and other non-trading items were significantly lower than the same period in 2007 reflecting the mature stage of the restructuring programme.

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Business flows

	H1	H2	H1	H2	H1
	2006	2006	2007	2007	2008

Gross mortgage lending (£ bn)	15.9	16.7	16.8	18.8	19.5
Capital repayments (£ bn)	11.7	13.1	13.3	13.6	11.2
Net mortgage lending (£ bn)	4.2	3.6	3.6	5.2	8.3
Stock (£ bn)	98.1	101.7	105.1	110.4	118.7

Market share – gross lending	10.0%	9.0%	9.5%	10.1%	12.9%
Market share – capital repayments	10.7%	10.4%	10.7%	10.3%	9.5%
Market share – net lending	8.4%	6.0%	6.6%	9.6%	25.6%
Market share – stock	9.7%	9.4%	9.3%	9.3%	9.7%

Retail net deposit flows (£ bn) [2]	0.9	0.2	1.9	1.3	2.9
Investment sales – API (£ bn) (excl. intermediary sales)	0.7	0.6	0.9	0.8	1.1

Bank account openings (000s)	212	241	217	213	258
Abbey branded adult bank account openings (000s)	115	122	125	131	177
Abbey branded average current account liability (£ bn)	4.7	5.0	5.0	5.3	5.1
Total gross UPL lending (£ bn)	1.3	1.0	0.6	0.5	0.5
Credit card sales (000s)[3]	52	60	97	164	228

Main highlights for the six months to 30 June 2008 (compared to the same period in 2007 unless otherwise stated) include:

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gross mortgage lending of £19.5 billion, 16% higher, with an estimated market share of 12.9%. This improvement reflects strong pricing and successful campaigns across both direct and intermediary channels, with new business margins well ahead of the same period last year. The remortgage segment remains the strongest area of the market and Abbey has performed particularly well with c. 63% remortgages versus c. 48% last year. Abbey is actively targeting lower LTV new business and has also increased the mix of sales on longer term (3yr plus) business through pricing and targeted channel and customer communications and offers. In Q2 55% of new mortgage business applications was fixed for over three years compared to 11% in the fourth quarter of 2007;

•

capital repayments of £11.2 billion, 16% lower, reflecting a strong performance driven by both excellent retention activity and current market conditions. The focus on longer term business to reduce risk in volatile markets and improve future retention continues to be successful with over 60% of all internal transfer customers taking 3yr plus deals. Abbey’s estimated market share of capital repayments is 9.5% which is 1.2% lower than last year;

•

net mortgage lending of £8.3 billion, more than double the same period last year. The growth in net mortgage lending can be attributed to a strong performance in both retention activity and gross lending volumes. The improved net lending share has restored Abbey's stock position to its historical share of around 10% reflecting the strength of Abbey's franchise in the current challenging conditions;

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

•

net customer deposit flows of £2.9 billion up by over 50% despite fierce price competition in the market and slower bank account balance growth caused by increased living costs. Abbey’s upturn in performance has been driven by the launch of a new Instant Access Saver account and the branch campaign promoting the Super Saver which supported strong savings flows in the second quarter. Abbey has also seen strong performance on bonds driven by the contribution from fixed rate bonds;

•

investment sales were up 19%, despite the market being down c.10%, as customers move to low risk Structured Products, such as Abbey’s excellent capital guaranteed fixed-term investment range, reflecting risk appetite of customers given market volatility. Performance has also been driven by a highly successful cross tax year promotional campaign followed by another equally productive campaign in the second quarter. In addition, the number of sales advisors has increased following a successful recruitment campaign which started in Q4’07;

•

Abbey continued to increase its level of bank account openings, up 19% and to attract switcher customers, up over 40%. Furthermore, Adult net openings were up 70% on last year. Abbey sees the current account relationship as a key driver of a customers overall experience with the bank and has increased focus within its branch and remote channels on developing business in this area;

•

total gross UPL lending decreased by 18% reflecting Abbey’s revised pricing and scorecard, with overall stock balances down 20% on last year. Abbey continues to focus lending mix towards existing customers and through the branch channel which has contributed to higher UPL stock margins resulting in an increase of 98bps versus the same point last year; and

•	credit card sales have continued to grow, up 135% benefiting from the launch of the Abbey Zero card and the improvement in cross-selling initiatives.

__________________________

1	Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as described in Note 1 to the Consolidated Financial Statements in the 2007 Annual Report.
2	Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been; Q1 2007: £0.8bn; Q2 2007: £1.0bn; Q3 2007 £0.8bn; Q4 2007 £0.3bn; Q1 2008 £0.8bn; Q2 2008: £2.3bn.
3	Credit card openings prior to Q3 2007 were opened through Abbey’s relationship with MBNA. Cards are now issued through Abbey’s relationship with Santander Cards Ltd (UK).

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

 Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 July 2008	By / s / Scott Linsley
(Authorised Signatory)